UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares, $0.000625 par value
(Title of Class of Securities)

V0393H103
(CUSIP Number)

Ruth E. Horowitz
IFC GIF Investment Company I
IFC Global Infrastructure Fund, LP
IFC Global Infrastructure (GP) LLC
IFC Asset Management Company, LLC
c/o 2121 Pennsylvania Avenue, NW
Washington, District of Columbia 20433, United States
(230) 212-9800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC GIF Investment Company I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,189,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,189,453
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,189,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Global Infrastructure Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,189,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,189,453
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,189,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Global Infrastructure (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,189,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,189,453
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,189,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Asset Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,189,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,189,453
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,189,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20%
14		TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the equity shares at $0.000625 par value per share (the “Equity Shares”), of Azure Power Global Limited, a public company limited by shares incorporated in Mauritius on January 30, 2015 (the “Issuer”), with its principal executive offices located at 8 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi 110062, India.  The Equity Shares are listed on the New York Stock Exchange under the ticker symbol “AZRE.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons” and each a “Reporting Person”): (i) IFC GIF Investment Company I, a private company incorporated under the laws of Mauritius (“GIF Fund”), (ii) IFC Global Infrastructure Fund, LP (“GIF”), an English limited partnership, which is the owner of all equity interests of GIF Fund, (iii) IFC Global Infrastructure (GP) LLC (“GP”), a Delaware Limited Liability Company, which controls GIF and possesses indirect voting power and dispositive control over GIF Fund and (iv) IFC Asset Management Company, LLC (“Manager”), a Delaware Limited Liability Company, which has management power over GIF Fund.

The principal address of GIF Fund is c/o Cim Fund Services Ltd., 33 Edith Cavell Street, Port Louis, Mauritius.  The principal address of GIF, GP and Manager is c/o 2121 Pennsylvania Avenue NW, Washington, District of Columbia 20433, United States.

To the best of knowledge of each Reporting Person, none of the Reporting Persons has, during the last five (5) years, been:  (i) convicted in a criminal proceeding; or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In June 2015, the Issuer issued 111,071 shares of Series H compulsorily convertible preferred shares for US$50 million to GIF Fund.  In September 2016, the Issuer issued 55,535 shares of Series I compulsorily convertible preferred shares for US$25 million to GIF Fund.  Such securities automatically converted to Equity Shares upon the closing of the Issuer’s initial public offering without payment of consideration.

ITEM 4. PURPOSE OF TRANSACTION

The ownership of the securities set forth in this Schedule 13D is for investment purposes only.  At present, other than as described in this Schedule 13D, to the knowledge of each Reporting Person, none of the persons identified in Item 2 of this Schedule 13D have any plans or proposals which relate to, or would result in, any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) GIF is the owner of all equity interests of GIF Fund, while GP controls GIF and possesses indirect voting power and dispositive control over GIF Fund and the Manager possesses management power over GIF Fund. As of the date of filing of this Schedule 13D, GIF Fund holds 5,189,453 Equity Shares.  Based on information disclosed in the Issuer’s Final Prospectus filed with the SEC on October 13, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, there were 25,915,959 Equity Shares deemed issued and outstanding.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of the Reporting Persons is deemed to beneficially own 5,189,453 Equity Shares, or 20% of the Equity Shares deemed issued and outstanding as of the Filing Date.  The number of Equity Shares outstanding does not give effect to the underwriters’ option to purchase up to an additional 511,364 Equity Shares within 30 days from the date of the Final Prospectus.  This report shall not be deemed an admission that each Reporting Person or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act, or for any other purpose.

(b) The aggregate number and percentage of Equity Shares beneficially owned by the Reporting Persons and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) In September 2016, the Issuer issued 55,535 shares of Series I compulsorily convertible preferred shares for US$25 million to the GIF Fund, which automatically converted to Equity Shares upon the closing of the Issuer’s initial public offering without payment of consideration.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Equity Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 22, 2015, the Issuer entered into a shareholders agreement among GIF Fund and certain other shareholders which terminates upon the completion of the Issuer’s initial public offering except for the following provisions: (A) a provision requiring, as long as GIF Fund and International Finance Corporation (“IFC”) collectively own an aggregate of 5% of the Issuer’s equity share capital, shareholder approval by special resolution for (i) amendments to Azure Power India Private Limited’s (“AZI”, a majority owned subsidiary of the Issuer) and its subsidiaries’ articles of association or memorandum of association, except as such amendments may be required for certain financing matters, (ii) material sales or disposals of the Issuer’s assets or the Issuer’s incurrence of material liabilities, (iii) changes to the Issuer’s business or the business of its subsidiaries and (iv) amendments to the Issuer’s share option plan; (B) a provision requiring, as long as GIF Fund and/or IFC hold any of the Issuer’s Equity Shares, shareholder approval by ordinary resolution to be obtained for equity issuances of more than 10% of the Issuer’s share capital; and (C) provisions requiring the Issuer’s continued compliance with certain standard policies of IFC and Société de Promotion et de Participation pour la Coopération Economique, or PROPARCO, on, among other things, environmental, social and anti-corruption issues, as long as IFC or PROPARCO, respectively, hold any of the Issuer’s equity securities.

On July 14, 2016 the Issuer entered into a registration rights agreement with GIF Fund and other shareholders, pursuant to which the Issuer will grant certain registration rights to certain holders of the Issuer’s Equity Shares.  Subject to the terms of the registration rights agreement and certain lock-up agreements signed by GIF Fund and other shareholders, at any time or from time to time, and subject to certain limitation, GIF Fund or one or more of the holders may request that the Issuer effect a registration of the Equity Shares under the Securities Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1
Shareholders Agreement by and among the Issuer, IFC, GIF Fund and the other shareholders named therein (incorporated by reference from Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on March 1, 2016).

Exhibit 2
Form of Registration Rights Agreement by and among the Issuer, IFC, GIF Fund and the other shareholders named therein (incorporated by reference from Exhibit 10.8 to Amendment No. 5 to Form F-1 filed on June 30, 2016).

Exhibit 3	Joint Filing Agreement dated October 21, 2016, by and among GIF Fund, GIF, GP and Manager.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2016

IFC GIF INVESTMENT COMPANY I

BY THE HAND OF:

/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Director

EXECUTED
for and on behalf of
IFC GLOBAL INFRASTRUCTURE FUND, LP
acting by its general partner
IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC
through its sole member
IFC ASSET MANAGEMENT COMPANY, LLC

By:	/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer

IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC
acting through its sole member
IFC ASSET MANAGEMENT COMPANY, LLC

By:	/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer

IFC ASSET MANAGEMENT COMPANY, LLC

By:	/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer